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                           June 28, 2021

       Jilliene Helman
       Chief Executive Officer
       MogulREIT I, LLC
       10573 W Pico Blvd
       PMB #603
       Los Angeles, CA 90064

                                                        Re: MogulREIT I, LLC
                                                            Post Qualification
Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 17, 2021
                                                            File No. 024-10840

       Dear Ms. Helman:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Lauren B. Prevost, Esq.